November 11, 2014

PJ Hamidi
Staff Attorney
Securities and Exchange Commission
Washington, DC 20549

Re:         New Century Resources Corporation
Registration Statement on Form 10-12G
Filed October 6, 2014
File No. 0-29243

Dear Mr. Hamidi:

This letter is written in response to your comment letter dated October 31, 2014 regarding the above referenced filing of New Century Resources Corporation. To facilitate your review of this filing, we have repeated your question or comment from your letter and then provided our response.

1.
Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments.  If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

We understand that our registration statement will become effective sixty days after the filing and that we will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments.

2.
Please describe Mr. Nielson’s disbarment in the State of Utah.  Refer to Items 401(g) and 401(f)(3)(ii) of Regulation S-K.  Please also add related risk factor disclosure, if material.  If you do not believe such disclosure is required, please state the basis for your belief.

We have reviewed Items 401(g) and 401(f)(3)(ii) of Regulation S-K and do not believe any disclosure or additional risk factor regarding Mr. Nielson is warranted.  Item 401(f)(3)(ii) requires disclosure of events that occurred during the last ten years that are material to an evaluation of the ability or integrity if any director, person nominated to become a director or executive officer.  Since Mr. Nielson is not a director, has not been nominated to become a director and is not an executive officer, no disclosure is required.  Further, Mr. Nielson’s disbarment occurred more than ten years ago, so regardless of his position with the company, no disclosure would be required.  Similarly, Item 401(g) requires disclosure of certain items that are material to an evaluation of the ability or integrity of a promoter or control person.  Mr. Nielson is not a promoter, but may be deemed to be a control person.  However, even if Mr. Nielson was deemed a control person, Item 401(g) only requires disclosure that is material to an evaluation of the ability or integrity of a control person that occurred during the last five years.  Mr. Nielson’s disbarment occurred more than five years ago so no disclosure is required or warranted.

3.
Your articles of incorporation were electronically filed in an un-searchable format.  Please amend your filing to make sure all exhibits are submitted in a text searchable format.  Refer to Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 28) (October 2014), and Item 301 of Regulation S-T.

We have amended our filing and filed our articles of incorporation in a text searchable format.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

New Century Resources Corporation

By:           /s/ George Christodoulou
Its:           Chief Executive Officer